Exhibit (a)(5)(B)

[FORM OF SUMMARY ADVERTISEMENT]

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 13, 2007, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer, Offeror will make a good faith effort to comply with such statute. If, after such good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state.

NOTICE OF OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

PHOTOWORKS, INC.

BY

PHOTO MERGER CORP.

A WHOLLY OWNED SUBSIDIARY

OF

AG.COM, INC.

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

AMERICAN GREETINGS CORPORATION

AT 59.5 CENTS PER SHARE NET TO SELLERS

Photo Merger Corp., a Washington corporation (“Offeror”) and a wholly owned subsidiary of AG.com, Inc., a Delaware corporation (“AG”), which in turn is an indirect wholly owned subsidiary of American Greetings Corporation, an Ohio corporation (“American Greetings Corporation” and together with Offeror and AG, “American Greetings”), offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PhotoWorks, Inc., a Washington corporation (“PhotoWorks”), at a purchase price of 59.5 cents per Share (the “Offer Price”), net to sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC, as depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Mellon Investor Services LLC is also the Information Agent for the Offer (the “Information Agent”). American Greetings Corporation will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JANUARY 14, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least two-thirds of the total number of outstanding Shares on a fully diluted basis (the “Minimum Condition”). The Offer also is subject to other conditions set forth in the Offer to Purchase. See Section 14 — “Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 28, 2007, among AG, Offeror and PhotoWorks (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Washington Business Corporation Act (the “WBCA”), Offeror will be merged with and into PhotoWorks (the “Merger”). Following the effective time of the Merger (the “Effective Time”), PhotoWorks will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of AG, and the separate corporate existence of Offeror will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares held in the treasury of PhotoWorks or held by any of its direct or indirect subsidiaries, (b) any Shares owned by AG or Offeror and (c) Shares held by a holder who is entitled to demand and properly demands the appraisal for such Shares, pursuant to, and who complies in all respects with, the provisions of Section 23B.13 of the WBCA) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be canceled and cease to exist, and will be converted into the right to receive in cash the Offer Price, payable to the holder thereof, without interest, upon surrender of the certificate or certificates formerly representing such Shares, less any required withholding taxes.

The PhotoWorks board of directors has unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, PhotoWorks and its shareholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (iii) recommended that the PhotoWorks shareholders tender their Shares in the Offer.

For purposes of the Offer, Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Offeror and transmitting payment to validly tendering PhotoWorks shareholders. In all cases, Offeror will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares, or timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (c) any other documents that the Letter of Transmittal requires.

Offeror may extend the Offer from time to time for one or more periods of time up to ten business days (or such longer period as PhotoWorks may agree in writing) per extension if, on any Expiration Date (as defined below), any of the conditions of the Offer (see Section 14 of the Offer to Purchase) will not have been satisfied or waived. In addition, Offeror will extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. If all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any Shares then owned by AG, is less than 90% of the outstanding Shares, Offeror may commence a subsequent offering period for three to 20 business days for the remaining outstanding Shares. PhotoWorks granted to AG and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of shares that, when added to the number of Shares owned by AG and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after AG and Offeror beneficially own at least 80% of the outstanding Shares.

Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made in a press release issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer. “Expiration Date” means 5:00 p.m., New York City time, on Monday, January 14, 2008, unless Offeror determines to extend the period during which the Offer is open, subject to the terms and conditions of the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn during the initial offering period at any time on or prior to the Expiration Date, and, unless previously accepted for payment by Offeror pursuant to the Offer, may also be withdrawn at any time after February 10, 2008. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Offeror, in its sole discretion, which determination will be final and binding. None of American Greetings Corporation, AG, Offeror or their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

PhotoWorks has provided Offeror with its shareholder lists and security position listings for the purpose of disseminating the Offer to PhotoWorks shareholders. Offeror will mail the Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Offeror will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Offeror’s expense. American Greetings will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MELLON INVESTOR SERVICES LLC

Attn: Corporate Action Dept., 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

Call Collect: (201) 680-6579

or

Call Toll-Free: (877) 254-8646

December 13, 2007

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